OASIS PRO MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68164

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oasis Pro Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Thorndal Circle
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pat LaVecchia	203-247-6700	pat@oasispromarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

4 Times Square, 151 W 42nd Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9-24-2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Pat LaVecchia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oasis Pro Markets LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Connecticut Fairfield Darien

Melanie B Aptalides
Notary Public
My Commission Expires 8/31/2027

3/28/2023

Signature:

Title:
CEO

Melanie B Aptalides
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OASIS PRO MARKETS LLC

DECEMBER 31, 2022

TABLE OF CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of Oasis Pro Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Oasis Pro Markets LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
March 30, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

OASIS PRO MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$ 2,333,779
Fixed Assets	15,640
Security deposit	1,200
Prepaid expenses and other assets	71,498
Right of use asset	129,794
Total assets	**$ 2,551,911**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 705,178
Right of use liability	129,794
Total liabilities	834,972
Members' equity	1,716,939
Total liabilities and members' equity	**$ 2,551,911**

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Oasis Pro Markets LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

   The Company's ownership is 99% owned by Oasis Pro, Inc. and 1% owned by KTTB LLC, and a new operating agreement was executed pursuant to the new structure. The current ownership structure was approved by FINRA in August 2019. The Company intends to operate an Alternative Trading System (ATS) platform that matches buyers and sellers (on an agency basis) of registered and unregistered exempt securities that may be represented on a blockchain in digital form; as well as over-the-counter ("OTC") corporate equity and debt securities.

   Revenue is projected to commence in Q2 2023 and the company is expecting to be profitable in 2024. There is sufficient capital in the parent company to fund operations, if needed, for the next 12 months.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates
   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

   Cash
   For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

   Income taxes
   The Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits or liabilities is adjusted when new information is available, or when an event occurs that requires a change. The Company has concluded that no tax benefits or liabilities are required to be recognized.

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Credit Losses

The Company recognizes and measures credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company has determined that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer/counterparty).

Leases

The Company accounts for lease agreements in accordance with ASC 842 Leases, which recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize an asset and liability balance on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Leases (continued)
Right of use assets ("ROU") represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Present value is typically computed using the Company's incremental borrowing rate because the lease implicit rate is not available.

3. **RIGHT OF USE ASSET AND LEASE LIABILITY**

The Company entered into a new lease agreement of its main office for the three years ended November 30, 2024. In accordance with ASC 842, Leases, the Company classified the lease as an operating lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has a right of use asset of $129,794, offset by a lease liability of $129.794 on its balance sheet as of December 31, 2022. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of December 1, 2022 of 4.25%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2022, are as follows:

Year Ending December 31	Lease	Discount Amount	Lease Liabiliy
2023	72,000	6,871	65,129
2024	66,000	1,335	64,665
	$ 138,000	$ 8,206	$ 129,794

4. **CONTINGENCIES**

The Company evaluates contingencies on an ongoing basis. At December 31, 2021, the Company is not aware of any contingent liabilities that could have a subsequent material adverse effect on the results of operations.

5. **EQUITY INCENTIVE PLAN**

Effective September 29, 2021, Oasis Pro Inc. ("Parent"), entered into an employment agreement with the officers of the Company which granted the officers and employees stock options to purchase shares of common stock of the Parent. During the year ended December 31, 2022, the Parent granted 971,760 shares to the officers/employees with a strike price of $1.40 a share. The fair value of equity interest was calculated as $0.794 at the effective date of the original grant. The equity grants carry an expiration of ten years after the grant date and are contingent on the officers' or employees' continuous employment with the parent and vest over four years from the effective date, although compensation cost is realized from the grant date, if the grant date is after the effective date.

5. **EQUITY INCENTIVE PLAN** *(continued)*

Activity related to stock options for 2022 is as follows:

	Shares
Outstanding, beginning of period	894,646
Granted	971,760
Exercised	-
Outstanding, end of period	1,866,406
Exercisable, end of period	372,052

6. **RISK AND UNCERTAINTIES**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company intends to commence processing revenue in the second quarter of 2023. It has generated operating losses during the most recent years ended December 31, 2022 and 2021. There are risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows.

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $1,628,601, which exceeded the required minimum net capital of $250,000 by $1,378,601. Aggregate indebtedness at December 31, 2022 totaled $705,178. The Company's percentage of aggregate indebtedness to net capital was 43.30%.

8. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2022 and through date of issuance. Except for the March 2023 disruption of the U.S. banking system disclosed in Note 6, management has determined that there are no material events that would require disclosures in the Company's financial statements.

On March 1, 2023, the Company held approximately $1,890,213 million of insured and uninsured deposits at Signature Bank. On March 14, 2023, the Company transferred funds of approximately $1,550,000 million to the firms existing Citibank account.